     Exhibit 15

Consent of Philip St. George

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of NovaGold Resources Inc. (“the Company”) being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.	The annual information form dated February 24, 2006 for the fiscal year ended November 30, 2005, which includes reference to my name in connection with information relating to the Rock Creek project.

Dated at Eagle River, Alaska, this 27th day of February, 2006.

/s/ Philip St. George
PHILIP ST. GEORGE